UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

(Amendment No. 1)

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

YAYYO, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10654

Delaware	81-3028414
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

433 North Camden Drive, Suite 600	90210
Beverly Hills, California	(Zip Code)
(Address of principal executive offices)

(310) 926-2643

Registrant’s telephone number, including area code

COMMON SHARES

(TITLE OF EACH CLASS OF SECURITIES ISSUED PURSUANT TO REGULATION A)

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required by Items 2, 3, 4, 5 and 6 is incorporated by reference into Part III hereof from portions of the post-qualification Offering Circular (Amendment #9) for the registrant’s Offering Statement as filed with the Securities and Exchange Commission as of April 11, 2018. Further, certain information required by Item 6 is incorporated by reference into Part III hereof from portions of the pre-qualification Offering Circular (Amendment #6) for the registrant’s Offering Statement as filed with the Securities Exchange Commission as of March 15, 2017.

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this annual report.

The forward-looking statements included in this annual report on Form 1-K are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Our ability to effectively execute our business plan, including without limitation our ability to fully develop our business model, products and service offerings, and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;

•	Our ability to manage our research, development, expansion, growth and operating expenses;

•	Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and service offerings;

•	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving ridesharing industry as an App, or as a transportation network company (“TNC”);

•	Our ability to respond and adapt to changes in technology and customer behavior; and

•	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report on Form 1-K and the risk that actual results will differ materially from the expectations expressed in this annual report on Form 1-K will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report on Form 1-K, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report on Form 1-K, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report on Form 1-K will be achieved.

Item 1.	Business

The Company

The Company was formed on June 21, 2016 under the name “YayYo, LLC,” which was converted into a Delaware corporation pursuant to the unanimous written consent of our former manager and members in a transaction intended to be tax-free under the Internal Revenue Code (the “Conversion”). Pursuant to the Conversion, the members of YayYo, LLC have assigned, transferred, exchanged and converted their respective limited liability company membership interests of YayYo, LLC to the Company in exchange for common stock shares (“Common Stock”) of the Company. All of the YayYo, LLC’s liabilities and assets, including its intellectual property, were automatically transferred to the Company and the Company has assumed ownership of such assets and liabilities upon the filing of the “Certificate of Conversion from a Delaware Limited Liability Company to a Delaware Corporation” with the State of Delaware pursuant to Section 265 of the Delaware General Corporation Law. The Company now operates as a “C” corporation formed under the laws of the State of Delaware.

Our mailing address is YayYo, Inc., 433 North Camden Drive, Suite 600, Beverly Hills, California 90210 and our telephone number is (310) 926-2643. Our website address is www.yayyo.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

The Company is a holding company operating through its wholly-owned subsidiaries, including Distinct Cars, LLC, a Delaware limited liability company (“Distinct Cars”), Savvy LLC, a Delaware limited liability company (“Savvy”), Rideyayyo LLC, a Delaware limited liability company (“Rideyayyo”) and Rideshare Car Rentals LLC, a Delaware limited liability company (“Rideshare”). Until June 31, 2017, we were focused on the development and commercialization of a single sign-on metasearch “ridesharing” application for smartphone users that seeks to provide price comparison and bookings of available ridesharing and taxi services along with select limousine and other public and/or private transportation services (“Metasearch App”).

As of the date of this Offering Circular, the Company has completed the development of the Metasearch App, however, its successful deployment and function is dependent on the availability of data from the major ridesharing companies (such as Uber and Lyft) known as an application programming interface (“API”). The Metasearch App has been completely developed and is only missing API access to be at full functionality. Thus far, the industry leaders, Uber and Lyft have been reluctant to provide an API to the Company for purposes of supporting the Metasearch App. Due to the API issues and foregoing technical limitations which are beyond the Company’s control, the Company explored additional opportunities in the ridesharing economy space. While the Company has not completely abandoned the Metasearch App, as of the date of this Offering Circular, the Company has no further intentions to continue the development of the Metasearch App or to continue dedicating human resources or financial capital of the Company to the commercialization of the Metasearch App.

Rideshare Rental E-Commerce Platform

On October 31, 2017, the Company created the wholly-owned subsidiary, Rideshare to incubate the concept of Rideshare Platform, a proprietary, peer-to-peer booking platform to rent standard passenger vehicles to self-employed ridesharing drivers. The Company has now deployed and launched the Rideshare Platform on the Company’s e-commerce website Ridesharerental.com (http://www.Ridesharerental.com). Further, the Rideshare Platform also commercially markets the Company’s own fleet of cars as well as other fleet owners and selected individual car owners. The Rideshare Platform bookings service provides all standard passenger car owners with a financial opportunity to monetize personally owned vehicles by renting them out to ridesharing economy drivers. Our business strategy with our operating Rideshare Platform is to continue developing our brand equity around becoming the premiere peer-to-peer TNC vehicle rental business for the ridesharing economy that matches the owners and/or operators of passenger vehicles (including the Company’s fleet of maintained vehicles) to existing or prospective ridesharing economy drivers. The Company initially launched the Rideshare Platform in Los Angeles, CA and intends to launch in additional cities.

The Rideshare Platform leverages technology to connect the owners and/or operators of standard passenger vehicles (including the Company’s fleet of maintained vehicles) to existing or prospective ridesharing drivers. The platform’s functionality provides ridesharing drivers with access to certain data emitted from their respective Company rental vehicle(s) through a personal Rideshare rental dashboard. Vehicle owners can also access and manage data emitted from their personal vehicle(s) under rental to a third-party from the Rideshare Platform inventory dashboard and can further manage the other aspects of the vehicle rental transaction through the Rideshare Platform. Further, customers renting vehicles on the Rideshare Platform can also access rental extension options through the Rideshare Platform. All transactional aspects of the rental vehicle(s) (including, but not limited to, background checks, terms, deposits and insurance costs) are run securely through the Rideshare Platform. In addition, our Rideshare website located at Ridesharerentals.com (http://www.ridesharerental.com) not only effectively monetizes Company-owned vehicle fleets, made available under our Fleet Management business, but also generates revenue by charging transactional fees to other vehicle owners and ridesharing economy drivers for all rental transactions consummated on the Rideshare Platform. The Rideshare Platform is available on desktop, iOS and Android devices. The development and functionality of our mobile applications are a material component to our business as drivers are more likely to transact via mobile devices.

Most importantly, all standard passenger vehicles made available on the Rideshare platform are fully qualified by the Company and guaranteed to meet the necessary Ridesharing Qualification Requirements imposed on ridesharing economy drivers by the private ridesharing TNCs. The Company mission seeks to put more prospective ridesharing drivers on roadways by providing ridesharing drivers with fully inspected vehicle offerings that are guaranteed to meet the Ridesharing Qualification Requirements.

Further, the Company’s car liability and physical damage insurance policies (“Company Insurance Policies”) cover both third-party vehicle owners as well as ridesharing drivers under rental contract. The Company Insurance Policies provide insurance on all listed Rideshare rental vehicles, provided that the Company Insurance Policy coverage is suspending during periods when the ridesharing driver under rental contract with the Company is actively operating on either the Uber or Lyft platform. During these periods when ridesharing drivers are actively operating Rideshare rental vehicles on either the Uber or Lyft platforms, coverage under the Company Insurance Policies are subordinate to the vehicle insurance coverage provided by Uber, Lyft or such other TNCs.

The Company believes that due to the development of the ridesharing economy and its anticipated growth trajectory, the commercial ridesharing economy market will reward the Company as an early entrant to the third-party vehicle rental business. Under the Rideshare Platform we intend to become the go-to booking destination and brand for ridesharing economy vehicle rentals in a TNC marketplace that connects owners and/or operators of standard passenger vehicles with ridesharing economy drivers. We believe that our product and service offerings on the Rideshare Platform will continue to be an attractive proposition for all ridesharing economy drivers either simply requiring a standard passenger vehicle to operate or otherwise struggling to qualify their personal vehicles under the Vehicle Inspection Requirements. Further, we believe that the Company will require additional capital investment to continue funding Rideshare, the Rideshare Platform or ridesharerental.com (http://www.ridesharerental.com), including technology, payments and advertising, for purposes of continuing to develop and scale the Rideshare Platform and business. Further, we believe there is an immediate opportunity and necessity to grow and scale the Rideshare Platform in new geographical territories for purposes of developing and strengthening the Company’s brand and competitive advantage in the ridesharing economy vehicle rental market. For more information see “Risk Factors.”

Insurance Policy

As of the date of this Offering Circular, the Company together with a Managing General Underwriter (“MGU”) maintains an insurance policy of behalf of the Company. Under the policy the MGU will handle all back-end insurance generation and processing through an API connection with the Company’s databases. We believe that this MGU insurance policy has made it possible for us to launch our Rideshare Platform, which will also allow the Company to have other third-party fleet owners supply vehicles to drivers through our platform and have them covered under the terms of our insurance policy. Our insurance policy provides physical damage and liability coverage to all rideshare drivers and fleet owners under the Rideshare Platform. Under the terms of our policy, ridesharing drivers acquiring rental vehicles under our Rideshare Platform as well as owners of the rental vehicles are provided with an insurance ID card that lists each parties name and the vehicle VIN number. Further, customers to our Rideshare Platform pay daily (for the duration of the rental period) to become designated as a supplemental insured party under the Company’s insurance policy. Under the terms of our policy, insurance coverage is valid from the date of commencement of the rental period up until the date that the vehicle is returned.

Ambassador Referral Program

The Company has further enhanced the monetization of the Rideshare Platform by creating and deploying the Rideshare Rental Ambassador program. Drivers renting cars from our Rideshare Platform can join the Ambassador program and refer other potential drivers and prospective customers to rent from the Rideshare Platform, providing our customers with additional income opportunities. The Company has designed and deployed a referral commissions team matrix that allows for both depth and breadth of commissionable referrals for the participating driver. As participating drivers add additional referred drivers to their down line, they progress in gaining additional levels of commission rewards. Eventually they are able to earn a free vehicle rental from Rideshare as a premium reward. This program requires that the driver continues to rent their vehicle from Rideshare in order to continue receiving commissions from other drivers' rentals under the Ambassador’s down line. For further details on our Ambassador Referral Program, please visit http://www.Ridesharerental.com/company/ambassador-program-terms-conditions.

Fleet Management Business

On June 10, 2017, the Company formed the wholly-owned subsidiary, Distinct Cars for purposes of developing a fleet management business. The Company’s Fleet Management business maintains a fleet of brand new standard passenger vehicles to be subsequently rented directly to drivers in the ridesharing economy through the Rideshare Platform. The Company’s fleet of vehicles, under lease contract and maintained by Distinct Cars, as well as other third-party vehicles will be made commercially available for rental bookings on the Rideshare Platform as well as on other third-party e-commerce booking platforms and/or through strategic partnerships and relationships. The Company seeks to provide drivers in the ridesharing economy with full-service vehicle rentals and fleet contract maintenance solutions for commercial standard passenger vehicles.

The Company’s material operations for the Fleet Management business are primarily conducted in the State of California. As a provider of comprehensive, integrated vehicle rental and fleet management solutions, the Fleet Management business markets and manages short and long-term vehicle rentals to ridesharing economy drivers located in Los Angeles County.

The Company is focused on operating, developing and investing in its vehicle rental business with a focus on marketing directly to the peer-to-peer car sharing and ridesharing industry professionals. The Company is capable of meeting customers’ needs, including but not limited to a guaranty that all vehicles maintained under the Fleet Management business will comply with and pass the Ridesharing Qualification Requirements. Our Fleet Management product and service offering includes full-service vehicle rental(s) and contract maintenance, along with distribution center management and transportation management service. As of the date of this Offering Circular, the Company’s customer base is primarily ridesharing drivers located within Los Angeles County that are operating and performing driving services on behalf of a host of the private ridesharing TNCs (primarily Lyft and Uber). While our Fleet Management business is primarily concentrated within the State of California, Los Angeles County, the Company intends to aggressively expand our Fleet Management services and product offerings nationally.

In August 2017, following our announcement that we were shifting our primary corporate operations, we entered into a leasing arrangement for an initial group of twelve (12) vehicles, with the intent of testing our fleet management concept within the ridesharing industry. Following the Company’s proof on concept period, we expanded our Fleet Management business in December 2017 by adding an additional 135 vehicles to our fleet of vehicles. As of the date of this Offering Circular, our full-service vehicle rental and contract maintenance under our Fleet Management segment is the Company’s main operating line of business and primary revenue generating business segment. As of March 19, 2018, the Company Fleet Management business manages a fleet of approximately 150 vehicles under lease contract. During fiscal year 2017, professional ridesharing drivers contracted with private ridesharing TNCs for vehicle rental periods generally ranging from less than three days to six months. The rental vehicles made commercial available to customers by the Company are configured and guaranteed to be compliant with the Vehicle Inspection Requirements imposed on ridesharing vehicles by the private ridesharing TNCs (specifically, Uber and Lyft).

The Company believes that customers will rent vehicles offered by our Fleet Management business in order to reduce the complexity, cost and total capital associated with vehicle ownership. Further, we believe that due to our market focus on the ridesharing industry and the additional imposition of the Ridesharing Qualification Requirements imposed on ridesharing vehicles by the dominant private ridesharing TNCs, customers will be further incentivized to rent our Fleet Management vehicles to guarantee compliance with the Ridesharing Qualification Requirements.

Under a full-service rental agreement, the Company provides and fully maintains the vehicle, which is generally specifically configured to meet the Ridesharing Qualification Requirements. The services provided under full-service rental and contract maintenance agreements generally include preventive and regular maintenance, advanced diagnostics, emergency road service, fleet services, and safety programs, through our company-operated facilities.

Fleet Management Software

The Company has been an early adopter of technologies to leverage the Fleet Management business. To ensure that the Company’s fleet of vehicles meet and comply with the Ridesharing Qualification Requirements and transmit relevant data our customers, the Company has fit its Fleet Management vehicles with fleet management GPS solution software, providing open platform fleet management solutions to businesses of all sizes. These full-featured solutions help the Company manage their drivers and vehicles by extracting accurate and actionable intelligence from real-time and historical location trip data. The telematics solutions for fleet optimization provide our Fleet Management vehicles with fitted software analytics and data involving (i) fuel efficiency; (ii) management of vehicle maintenance and (iii) prevention of vehicle wear and tear.

Strategic Partnerships

The Company has entered into a strategic partnership relationship with Hyundai USA, a subsidiary of the Hyundai Motor Group. Hyundai provides and sells its vehicles in the United States through its subsidiary Hyundai USA (collectively, “Hyundai”).

In June of 2017, the Company entered into a strategic partnership arrangement with Hyundai for purposes of entering into a fleet purchase program. Hyundai has agreed to a partnership arrangement with the Company under Hyundai’s special fleet pricing. The Hyundai program will provide the Company with competitive pricing options (or best available pricing) below manufacturer suggested retail prices (“MSRP”) on all purchases for brand-new Hyundai vehicles and priority status on the availability and delivery of all Hyundai vehicles under contract with the Company. The vehicles are currently purchased by ACME Auto Leasing and leased to the company at favorable terms over a 3-year period, with $1 residual purchase at the end of the three years. In exchange for the favorable terms the company has granted 350,000 common shares to ACME.

 The Company believes that this strategic partnership with Hyundai is a key relationship for the going concern of the Company’s continuing operations. Any termination or suspension of our strategic partnership with Hyundai would have a material impact on the Company’s operating expenses. For more information please see the section entitled “Risk Factors.”

 The Company has also entered into a relationship with Penske Automotive Group, Inc., (“Penske Automotive”). Penske Automotive is a global transportation services company that operates automotive and commercial truck dealerships principally in the United States, Canada and Western Europe, and distributes commercial vehicles, diesel engines, gas engines, power systems and related parts and services principally in Australia and New Zealand.

In June of 2017, the Company has entered into a strategic arrangement with dealerships owned by Penske Automotive for purposes of providing fleet management services to the Company. Services provided and offered to the Company by Penske Automotive include finalizing all registration of vehicles bought through the dealership for the Company for purchased vehicles and the delivery of all brand-new Hyundai vehicles to the Company. The Company arrangement with Penske Automotive is non-exclusive and the Company intends to enter into several similar arrangements with national car dealerships in the future in order to acquire and enter into similar vehicle leasing arrangements.

The Ridesharing Industry

At the most basic level, real-time ridesharing is a service that arranges one-time shared rides on short notice. Traditionally, ridesharing arrangements between two or more unrelated individuals for commuting purposes have been relatively inflexible, long-term arrangements. These commuting arrangements will establish reasonably fixed departure time schedules and driving responsibilities. The complexity of work and social schedules and the perceived increase in vehicle trip complexity, such as trip chaining, has made this type of commuting arrangement much less desirable. “Real-time” ridesharing attempts to provide added flexibility to ridesharing arrangements by allowing drivers and passengers to partake in occasional shared rides. The internet-connected, global positioning system (“GPS”) enabled device automatically detects your current location, takes the home location that you have programmed in previously and searches the database for drivers traveling a similar route and willing to pick up passengers. According to Wikipedia.org, “real-time” ridesharing is defined as “a single, or recurring ridesharing trip with no fixed schedule, organized on a one-time basis, with matching of participants occurring as little as a few minutes before departure or as far in advance as the evening before a trip is scheduled to take place”.

A number of TNCs located in San Francisco premiered apps for real-time ridesharing in early 2010, several TNCs were introduced that were advertising as ridesharing, but in fact dispatched commercial operators similar to a taxi service. Transportation industry experts have frequently referred to these services as “ridesourcing” to clarify that drivers do not share a destination with their passengers. Rather, the “ridesourcing” app simply outsources rides to available commercial drivers. In 2013 an agreement was reached with California Public Utilities Commission creating a new category of service called “Transportation Network Companies” or “TNCs” to cover both real-time and scheduled ridesharing companies. Transportation Network Companies have faced regulatory opposition in many other cities, including Los Angeles, Chicago, New York City, and Washington, D.C, among others.

“Ridesharing” has been controversial, variously criticized as lacking adequate regulation, insurance, licensure, and training. One of the main so-called ridesharing (but actually ridesourcing) firms, Uber, was banned in Berlin and a number of other European cities. Opposition may also come from taxi companies and public transit operators because they are seen as alternatives. Early real-time ridesharing projects are believed to have begun in the 1990s, but they faced obstacles such as the need to develop a user network and a convenient means of communication. Gradually the means of arranging the ride shifted from telephone to internet, email, and smartphone; and user networks were developed around major employers and universities. As of 2006, the goal of taxi-like responsiveness still generally eluded the industry; “next day” responsiveness was generally considered the state of the art.

The term “ridesharing” was starting to become a misnomer, they’re a lot more like successful private cab or taxi businesses that cater to a smartphone-toting clientele and actively rival traditional cab or taxi companies and having reliable and affordable door-to-door transportation in general can help expand car-free living. Given the fast rise of smartphone adoption globally, ridesharing’s success doesn’t come as a surprise. But there are many reasons why customers prefer to book those services versus taxis. Among those are a clear overview of pricing prior to booking, the ease and convenience of “one-tap” rides, the ability to monitor and follow drivers on map displayed on the user’s smartphone, the convenience of a cashless transaction, fare splitting, and feedback options. The premier and probably most well know ridesharing service, Uber, was born when its founders became annoyed that they could not get a taxi in Paris. By eliminating the antiquated taxi dispatch system through technology (call and book taxi, call to request driver’s location, call when taxi doesn’t arrive), the founders of Uber created an innovative technology alternative to the traditional taxi dispatch system that has been widely adopted by users worldwide. By eliminating a key piece of the supply chain and streamlining efficiencies for the users, Uber was able to completely disrupt a century-old taxi industry. In essence, Uber & Lyft are really the two companies that dominate the market and Uber so far has won across the board: access, driver experience, customer experience, brand and funding.

The growth of the ridesharing economy has resulted in increasing consumer demand for ridesharing services, provided by Transportation Network Companies (“TNCs”) such as Lyft, Gett and Uber, that offer a ridesharing economy service through mobile applications.

Ridesharing apps connect people who need a ride with people who have a vehicle and time to drive - notably, not necessarily people who are licensed taxi drivers. Ridesharing TNCs like Lyft, Gett and Uber provide a smartphone app that lets consumers hail a ride, set their destination, and pay without leaving the app itself. The benefits to the consumer is ease of use, availability of rides, and sometimes lower prices than traditional taxis. Many companies require at least some sort of certification for the drivers and take a portion of the drivers’ fares. Ridesharing drivers can choose when they work (though they can receive bonuses for logging a certain number of hours) and provide their own vehicles. In the United States, ridesharing companies argue that the work-when-you-want arrangement qualifies drivers as contractors, not employees. Despite legal battles and controversy over surge pricing, ridesharing companies have exploded in popularity, both in the U.S. and internationally. Early entrants in the TNC app space, like Uber and Flywheel, were founded around 2009. Overall, the industry has raised more than $10 billion in venture funding.

We believe that we have strong economic prospects by virtue of the following dynamics of the industry:

•	Continued Growth in Ridesharing Market. The ridesharing services market has grown faster, gone to more places and has produced robust growth and consumer traffic figures since commercial introduction in approximately 2009. The pace of growth is also picking up. It has been reported that Uber took six (6) years before it reached a billion rides in December of 2015, but it took only six (6) months for Uber to get to two billion rides. In the U.S., the number of users of ridesharing services is estimated to increase from 8.2 million in 2014 to 20.4 million in 2020, producing a compounded annual growth rate (“CAGR”) of approximately 13.92% over the seven-year period.

•	Globalization of Ridesharing. In the same vein, ridesharing which started as an experiment in California has grown into a global marketplace over a short period of time. Asia has emerged as a geographical territory to drive future growth. For example, Didi Chuang, the Chinese ridesharing company, completed 1.43 billion rides just in 2015 and it now claims to have 250 million users in 360 Chinese cities. Ridesharing is also acquiring deep roots in both India and Malaysia, and is making advances in Europe and Latin America, despite regulatory pushback.

•	Expanding Choices. Consumer options in ridesharing are expanding to attract an even larger audience, such as carpooling and private bus services. The expansion of consumer options has also attracted mass transit customers to more expensive luxury options. In addition, it has been reported that dominant TNC businesses are experimenting with pre-scheduled rides and multiple stops on single trip gain to meet customer needs. Our Fleet Management business and fleet of rental vehicles are designed to put more certified ridesharing vehicles on the roadways to meet the increasing consumer demand of the availability of ridesharing services.

Regulation of the Ridesharing Industry

In the current ridesharing marketplace, often times the TNCs (such as Uber or Lyft) generally takes the place of government in enforcing standards for drivers and vehicles, though two (2) states and the District of Columbia now have basic driver background and minimum insurance requirements in place for TNCs. Each TNC has its own regulations at the corporate level. However, in many instances, state, local or federal governments are beginning to seriously assess the ridesharing industry and it is likely that regulations and mandated standards are imminent. For more information see section “Vehicle Registration Requirements.”

Our Opportunity

The increasing demand for ridesharing services has produced an increase in demand by TNC businesses for more ridesharing drivers and vehicles on the road at any given time. The growing demographic of ridesharing drivers, as determined on a global basis, has drawn ridesharing drivers to the ridesharing marketing to perform services for a host of private TNC businesses focused on ridesharing, such as Uber and Lyft. The Company believes that private ridesharing TNC businesses are hiring more than 50,000 drivers a month to keep pace with the current commercial demand for ridesharing services.

Complicating this matter further, many potential ridesharing drivers drawn to the ridesharing market are being rejected or turned away from employment by the private ridesharing TNCs on account of the fact that many potential ridesharing driver’s personal vehicles are failing to meet the Ridesharing Qualification Requirements imposed on all ridesharing vehicles by the private ridesharing TNCs. Private ridesharing TNCs impose certain vehicle safety tests and precautions on all ridesharing vehicles to be utilized by drivers under employment with the private ridesharing TNCs. Generally, the TNCs impose certain standard requirements on all ridesharing drivers and their respective vehicles (the “Driver Qualification Requirements”) as well as additional vehicle safety tests, inspections and precautions on all ridesharing vehicles to be utilized by drivers under employment with the private ridesharing TNCs (the “Vehicle Qualification Requirements”, together with the Driver Qualification Requirements, the “Ridesharing Qualification Requirements”). For more information see “Ridesharing Qualification Requirements”. The Company estimates that approximately 30%-50% of potential ridesharing drivers do not own or have rights or access to a car or vehicle that will meet the Ridesharing Qualification Requirements. Further, the Company believes that this issue surrounding the Ridesharing Qualifications Requirements are exacerbating the problem and resulting in a shortfall of ridesharing drivers on the road at any given time. Private ridesharing TNCs have responded to this issue by actively pursuing programs to get eligible ridesharing drivers into qualified cars that meet the Ridesharing Qualification Requirements. The Company believes that the TNC line of business and immense capital requirements in developing a fleet management business to service the growing ridesharing industry on such a large scale will restrict the ability of the private ridesharing TNCs to dominate the ridesharing vehicle rental market. Further, despite the financial resources and scale of the dominant TNCs in the ridesharing business, the Company believes that third-party vehicle rental providers are a necessity to the growth and service of a robust ridesharing market.

Ridesharing Qualification Requirements

The TNCs generally impose a host of requirements on potential ridesharing driver applicants seeking employment with TNCs such as Uber and/or Lyft. For example, prior to becoming a ridesharing driver, Uber and Lyft impose similar uniform requirements on all ridesharing vehicles and drivers. Generally, the ridesharing driver must meet the following standard requirements (collectively, the “Driver Qualification Requirements”):

•	The ridesharing driver must obtain a minimum age of 21 years old;
•	The ridesharing driver’s vehicle must be a four-door car made in year 2007 or newer (in most cities- 2002 or newer for Los Angeles, Orange County, San Francisco);
•	The ridesharing driver must have in-state auto insurance with the driver’s name on the policy;
•	The ridesharing driver must have an in-state driver’s license, licensed in the US for at least one year;
•	The ridesharing driver must have in-state plates with a current registration (commercial plates are acceptable as well);
•	The ridesharing driver must have a clean driving record;
•	The ridesharing driver must pass on the background check;
•	The ridesharing driver’s vehicle must pass the Cosmetic Qualification Requirements.

For example, prior to becoming an Uber driver, the company requires all potential ridesharing drivers of UberX, UberXL and UberPlus/UberSelect to meet the following vehicle requirements:

•	Access to a four-door car that is year 2007 or newer (in most cities- 2002 or newer for Los Angeles, Orange County, San Francisco);
•	The vehicle is in good physical condition with no cosmetic damage;
•	No marketing or commercial branding is being outwardly displayed on the vehicle;
•	Passing score on the vehicle inspection.

In addition, the TNCs may impose cosmetic guidelines on all ridesharing vehicles providing ridesharing services on behalf of the private ridesharing company. Certain cosmetic features may prevent a potential ridesharing driver’s vehicle from qualifying under the vehicle inspection on account of the following: (i) the vehicle includes a full-body wrap containing advertisements, or any large ads; (ii) the vehicle has holes or damage to the exterior; (iii) the vehicle has taxi decals or taxi-style paint; (iv) the vehicle has significant damage to the interior (including any torn seats, large permanent stains, strong permanent odors); (v) the vehicle has paint oxidation; or (vi) the vehicle has different colored hoods/doors; (vii) the vehicle has objectionable aftermarket modification (collectively, “Cosmetic Qualification Requirements”).

In addition to the Driver Qualification Requirements, private ridesharing companies also require all potential ridesharing drivers to undergo a vehicle inspection test on all personal driver vehicles to be used by the potential ridesharing driver to perform ridesharing services on behalf of the private ridesharing company. In order to become a Uber or Lyft driver, a potential ridesharing driver’s vehicle generally must pass the 19-point vehicle inspection to confirm that it meets the private ridesharing companies requirements (the “Vehicle Qualification Requirements”, together with the Driver Qualification Requirements, the “Ridesharing Qualification Requirements”).

A 19-point inspection is a standard vehicle inspection procedure to check a car in 19 specific areas to ensure that it conforms to safety and operational requirements. While the 19 points are the same for different companies, their procedures differ slightly. The process also varies based on the geographical location where the inspection is performed. The 19 points of the vehicle checked for inspection include headlights, tail-lights, indicator lights, stop lights, foot brakes, emergency/parking brake, steering mechanism, windshield, heat and air conditioning, front, rear and side windows, front seat adjustment mechanism, door controls (open, close, lock), horn, speedometer, body condition/ damage, muffler and exhaust system, condition or tires, interior and exterior rear-view mirrors and safety belts for driver and passengers. Any vehicle having a problem or issue with any of the inspection points will generally not pass the vehicle inspection and will be refused the opportunity to become a ridesharing driver for the private ridesharing company.

Company Growth Strategy

Our long-term strategy is focused on four priorities: expanding and diversifying our revenues; improving our operating effectiveness; enhancing the customer experience; and disciplined capital management.

Expand and Diversify Revenues—Our strategy to achieve ongoing growth is driven by initiatives that expand and diversify our revenues through customer- and market-focused initiatives. We are actively working to expand our Fleet Management business, Rideshare Platform and diversify our equipment rental fleet with a broader mix of vehicles to increase in the range of customer options and markets we serve. In addition, we seek to grow our Rideshare business which seeks to connect the owners and/or operators of standard passenger vehicles to existing or prospective ridesharing drivers. We will continue to offer a comprehensive equipment rental fleet to maintain our market leadership. We plan to expand our footprint in North America, with a focus on increasing the following: (i) the number of major geographical markets served on our Rideshare platform; (ii) the number of vehicles maintained and managed under the Company’s Fleet Management business; and (iii) to continue to reconfigure existing locations with fleet and expertise tailored to local markets. Our footprint expansion will include locations served under our Rideshare Platform and Fleet Management business to better support our growing ridesharing rental business. We will continue to pursue initiatives that allow us to drive sales through our existing locations and geographical territories.

Improve Operating Effectiveness—We are focused on generating continuous improvement across our operations, with an emphasis on building a strong safety culture, fleet management business, e-commerce bookings website, fleet availability and improving margins. We are continuing to build a highly professional and technology-enabled sales force and to optimize our sales territories to support our revenue growth objectives. We will continue to improve the effectiveness of our sales team with focused training, strong customer relationship management capabilities, and ongoing technology enhancements.

Enhance the Customer Experience—We seek to differentiate our business by delivering a superior customer experience through the variety and quality of the vehicles and services we offer, the ease of doing business with us and the added value we offer through services, products and technologies. Our focus on quality vehicle brands tailored to meet the Vehicle Qualification Requirements of the ridesharing industry is intended to meet the preferences of ridesharing drivers, including the expectations for reliable, safe, efficient and effective maintained vehicles. We expect to add more expertise across our team to help our customers achieve the best results for their projects. In developing and providing vehicle rental related technologies, we are focused on meeting customer expectations related to convenience and on-demand access to data and information.

Disciplined Asset Management—We manage our vehicle rental fleet to optimize the timing of fleet rentals, repairs and maintenance, while at the same time satisfying our customers' needs. Through continued use and development of our disciplined approach to efficient fleet management, we seek to maximize our utilization and return on investment.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the transportation and ridesharing industry generally. The information required by this Item is set forth under the headings “Risk Factors” contained in our Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information required by this Item is set forth under the headings “Management’s Discussion & Analysis of Financial Condition and Results of Operation” are contained in our Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A.

Item 3.	Directors and Officers

The information required by this Item is set forth under the headings “Directors, Executive Officers & Corporate Governance” are contained in our Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information, as of April 18, 2018, with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of Company common stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group.

Beneficial ownership of the Common Stock is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes any shares of Company common stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of April 18, 2018. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of Common Stock held by them. Applicable percentage ownership in the following table is based on 26,035,303 shares of common stock issued and outstanding plus, for each individual, any securities that individual has the right to acquire within 60 days of April 18, 2018.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our Common Stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Title of Class: Common Stock

Name and Address of Beneficial Owner	Title	Beneficially Owned*	Percent of Class
Officers and Directors (1)
Ramy El-Batrawi (2)	Chief Executive Officer and Director	15,425,000	59.25%
Laurie DiGionanni	Chief Operating Officer and Director	-	-
Kevin F. Pickard	Chief Financial Officer and Director	240,000	*
Jeffrey J. Guzy	Director	-	-
Christopher Maglino	Director	-	-
Paul Richter	Director	-	-
Harbant S. Sidhu	Director	-	-
Dave Haley	Director	-	-

Officers and Directors as a Group (total of 8 persons)		15,665,000	59.61%
5% Stockholders
X, LLC (2)		15,425,000	59.25%
Gray Mars Venus Trust, Arizona 2015 (3)		5,588,235	21.46%
Acuitas Group Holdings, LLC (4)		1,654,412	6.35%

Bellridge Capital, L.P. (5)		1,750,000	6.36%

* Less than 1%

(1) Unless otherwise indicated, the principal address of the named directors and officers of the Company is c/o Yayyo, Inc., 433 N Camden Dr., # 600 Beverly Hills, CA 90210.

(2) Common Stock beneficially owned by Ramy El-Batrawi are held of record by X, LLC, which is an entity that is wholly-owned and controlled by Ramy El-Batrawi, the Company’s founder, Chief Executive Officer and Director. Its address is 2635 Astral Dr., Los Angeles, CA 90046. Mr. El-Batrawi has voting and dispositive control over any securities owned of record by X, LLC.

(3) Address is 75 Avon Ave, Mill Valey, CA 94941.

(4) Acuitas Group Holdings, LLC, an entity beneficially owned and controlled by Terren Peizer. Its address is 11601 Wilshire Blvd #1100, Los Angeles, CA 90025. Mr. Peizer has voting and dispositive control over any securities owned of record by Acuitas Group Holdings, LLC.

(5) Includes 150,000 shares of Common Stock, 1,500,000 shares of Company common stock to be acquired upon the exercise of warrants. Robert Klimov is the managing partner of Bellridge Capital, L.P. Its address is 2727 Steeles Ave. W., Suite 403, Toronto, Ontario, M3J3G9. Mr. Klimov has voting and dispositive control over any securities owned of record by Bellridge Capital, L.P.

Item 5.	Interest of Management and Others in Certain Transactions

The information required by this Item is set forth under the headings “Certain Relationships and Related Party Transactions” are contained in our Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A.

Item 6.	Other Information

Change in Operating Business

On August 12, 2017, we announced that we were shifting our primary corporate focus in the transportation/ridesharing industry from the development of the Metasearch App. As of the date of this Offering Circular, the Company’s operating business segments include (i) an online peer-to-peer bookings platform to service the ridesharing economy through the Company’s wholly-owned subsidiary Rideshare (the “Rideshare Platform”), and (ii) the maintenance of a fleet of standard passenger vehicles to be made commercially available for rent through the Company’s wholly-owned subsidiary Distinct Cars (“Fleet Management”). Through the Company’s wholly-owned subsidiaries Rideshare and Distinct Cars, the Company seeks to become the leading provider of a standard rental vehicles to drivers in the ridesharing economy.

For more information on the Company’s operating business please visit our Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, under the heading “Business,” which may be accessed here as the same may be updated from time to time by our future filings under Regulation A.

Resignation of Officers and Directors

On or about May 2, 2017, the Company accepted the resignation of Anthony L. Davis from his positions as president of the Company and as a member of the Company’s Board. The term of the agreement providing for the services of Mr. Davis’s as president of the Company expired on February 28, 2017. After submitting his resignation, Mr. Davis communicated to the Company that he was considering rescinding his resignation as a director because he was informed that his removal by the purported action and consent of the stockholders was ineffective because insufficient notice of the stockholders’ meeting had been provided (i.e., less than 10 business days called for in the Company’s bylaws) and not all stockholders had consented to the meeting on shortened notice.

As described in the Company’s Regulation A Offering Circular, dated March 15, 2017, the Company had a short-term, interim employment arrangements with its senior executive officers. The agreements expired on February 28, 2017. The Company and Mr. Davis sought to negotiate regarding a compensation package and the terms of a formal employment agreement, but the Company and Mr. Davis have been unable to reach agreement. As described in the Offering Circular, the failure to reach a mutually satisfactory agreement in this regard with Mr. Davis gives Mr. Davis the right to terminate his association with the Company, and the Company may allow his service term expiration to remain effective or otherwise terminate his service.

The Company and Mr. Davis also recently entered into negotiations regarding the terms of a potential separation and consulting agreement that would include Mr. Davis’s resignation and his potential retention by the Company as a consultant. There is no assurance that the Company and Mr. Davis will reach agreement on the terms of the separation and consulting agreement.

On June 16, 2017, Mr. Young resigned from his position as a director and vice president of business development of the Company and the Company accepted and approved the resignation of Mark Young as an executive of the Company and a member of the Company’s Board of Directors and the concurrent formation and appointment of Mr. Young as chairman of the Company’s Board of Advisors. Mr. Young’s decision to resign as a director and executive officer of the Company does not arise from disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

On or about October 2017, Ali Rashidifar resigned from his position as a director of the Board of the Company and the Company accepted and approved the resignation of Mr. Rashidifar as a member of the Company’s Board of Directors. Mr. Rashidifar’s decision to resign as a director of the Company does not arise from disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

On June 9, 2017, Robert W. Vanech resigned from his position as a director and chief financial officer, treasurer and secretary of the Company and the Company accepted and approved the resignation of Mr. Vanech from his positions as chief financial officer, treasurer, and secretary of the Company and as a member of the Company’s Board of Directors, with effect to May 31, 2017. Concurrently, the Company and Mr. Vanech entered into a Consulting Agreement, pursuant to which Mr. Vanech will provide executive management services to the Company for a period of six months commencing on June 1, 2017. The Consulting Agreement calls for Mr. Vanech to perform services of the nature contemplated by the Company and Mr. Vanech during his prior service to the Company, those of a chief financial officer, treasurer, and secretary, utilizing Mr. Vanech’s talents as an experienced executive. Mr. Vanech’s decision to resign from the Company’s Board and as an executive officer of the Company does not arise from disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

On May 2, 2017, Terren S. Peizer resigned from his position as a director of the Company and the Company accepted and approved the resignation of Mr. Peizer from his positions as a member of the Company’s Board of Directors. Mr. Peizer’s decision to resign from the Company’s Board does not arise from disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

For more information on the Company’s former directors and executive officers visit our pre-qualification Offering Circular, as amended and prepared on our pre-qualification Form 1-A/A (Amendment #6), dated March 15, 2017, under the heading “Directors, Executive Officers & Corporate Governance,” which may be accessed here as the same may be updated from time to time by our future filings under Regulation A.

Appointment of Officers and Directors

In February 2017, the Board appointed Ramy El-Batrawi, age 56, as chief executive officer of the Company. Mr. El-Batrawi is the founder of the Company and as of November 2016, Mr. El-Batrawu has served as a director of the Company. Mr. El-Batrawi is a beneficial owner of more than 10% of the Company’s outstanding common stock.

On August 15, 2017, the Board appointed Laurie DiGionanni, age 58, as a director of the Board and the chief operating officer of the Company. Ms. DiGiovanni is the founder of the Association for Finance and Insurance Professionals (AFIP), an association that has certified tens of thousands for more ethical car buying practices, and mandatory for auto industry employees and implemented in leading global automotive markets. She also played key roles in the launch of many automotive initiatives, including managing new divisions and brands for Beverly Hills Travel and Lifestyle and American Dream Classics; serving as Director of Training for CarsDirect.com; and leading marketing and customer experience campaigns for Barrett-Jackson Car Auction. Ms. DiGiovanni also has direct brand experience within the automotive industry, including project management and training positions with Toyota, Mazda, and Nissan.

On June 9, 2017, the Board appointed Kevin F. Pickard, age 54, as a director of the Board, secretary and the chief financial officer of the Company. Mr. Pickard is a part-time employee of the Company and it is anticipated that Mr. Pickard will dedicate no more than fifteen (15) hours per week to the operations of the Company. Mr. Pickard has provided management consulting services to small and medium-sized companies, included due diligence on potential acquisitions, the preparation of projections and business plans, assistance with restructuring of companies, posturing companies for initial public offerings, review and preparation of filings with the Securities and Exchange Commission.

On June 9, 2017, the Board appointed Ali Rashidifar as a director of the Board. Mr. Rashidifar Mr. Rashifidar is the founder of Lexicon Labs, a software consulting company. Through Lexicon Labs, Mr. Rashidifar formally served as a consultant to the Company. He also serves as the Chief Technology Officer of Zuum Transportation, a transportation technology company that provides mobile and web applications for the logistics market. Mr. Rashidifar has also consulted for numerous technology, entertainment and hospitality companies, such as Live Nation, Insomniac, FIWI, Hakkasan, Unite4Good, Ethos, Thompson Reuters, MGM, AEG & SBE.

In October 2017, the Board appointed Paul Richter, age 62, as a director of the Board of the Company. Since 1986, Mr. Richter, a licensed attorney, has performed legal services in the areas of securities and corporate law representing public and private companies in the U.S. Mr. Richter’s legal practice focuses predominantly on SEC/state securities law compliance (including public and private securities offerings and SEC filings); corporate governance law compliance; contracts; commercial transactions; regulatory dispute resolution; business start-up formation and funding; employee-employer dispute resolution; corporate compensation plans; business immigration; and compliance with FINRA, NASDAQ and The OTC Markets Group, Inc. rules and regulations.

 In October 2017, the Board appointed Jeffrey J. Guzy, age 66, as a director of the Board of the Company.  Mr. Guzy has served as a director of Leatt Corporation, a public, SEC reporting company, since April 2007 and serves as an independent director and chairman of the audit committee of Capstone Companies, Inc., a public, SEC reporting company.   Mr. Guzy also serves as a business development consultant and entrepreneur in Arlington, Virginia. Mr. Guzy serves as an officer and director of Cojax Oil and Gas Corporation, an incubator of oil and gas exploration and drilling projects, and an officer of PrecyseTech, a provider of cloud based industrial asset location and management solutions. Prior joining the Company, Mr. Guzy served from October 2007 to August 2010 as Leatt Corporation's President. Mr. Guzy has served as an executive manager or consultant for business development, sales, customer service and management in the telecommunications industry, specifically, with IBM Corp., Sprint International, Bell Atlantic Video Services, Loral CyberStar and FaciliCom International.

In October 2017, the Board appointed Christopher Maglino, age 49, as a director of the Board of the Company.  Mr. Miglino has long been at the nexus of consumers, brands, social and lifestyle media, cause marketing and the enlightened, sustainable business movement. Mr. Miglino is the founder and CEO of Social Reality. Prior to founding Social Reality, Mr. Miglino served as the chief executive officer of Lime Ad Network, a vanguard in the green and sustainable online business arena that connected consumers and brands with a collection of more than 250 green and socially conscious businesses. Mr. Miglino founded Conscious Enlightenment and serves as its chief executive officer. Prior to Founding Conscious Enlightenment Inc., Chris served as the chief executive officer and cofounder of Centerlinq, a kiosk-and-TV-based frequent shopper program that was installed in some of the largest shopping malls in the United States.

In October 2017, the Board appointed Harbant S. Sidhu, age 59, as a director of the Board of the Company. Mr. Sidhu is a design engineer and founder of a private aerospace manufacturing business. Mr. Sidhu has performing unclassified contracting work in components production for Mexico’s Department of Defense. Mr. Sidhu graduated as an electrical engineer in 1980 from Punjab University, India.

In October 2017, the Board appointed David Haley, age 64, as a director of the Board of the Company. Mr. Haley is an insurance professional from Westlake Village, CA and the chief executive officer of ABI Business Insurance Services, Inc., as well as American Business Insurance Services, Inc. Mr. Haley started these businesses in 1984. These insurance entities manage general underwriters for various insurance specialties, primarily involved in the public livery space, which consists of taxicabs, buses, limousines and other transportation companies across the US.

For more information on the Company’s directors and executive officers visit our post-qualification Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, under the heading “Directors, Executive Officers & Corporate Governance,” which may be accessed here as the same may be updated from time to time by our future filings under Regulation A.

Extension of Regulation A+ Tier 2 Offering

On September 27, 2017, the Company elected to extend the it’s Regulation A+ Tier 2 offering (the “Offering”). For more information on the Company’s extension of the Offering visit our current report pursuant to Regulation A, dated September 26, 2017, on Form 1-U, which may be accessed here as the same may be updated from time to time by our future filings under Regulation A.

Distinct Cars LLC

On July 10, 2017, the Company created a subsidiary, Distinct Cars LLC (“Distinct Cars”) a division that expands business opportunities in the ridesharing space. Distinct Cars owns and maintains a fleet of new cars which are made available as short-term rentals to rideshare drivers. Distinct cars add another revenue model to its existing business plan.

Additional value is provided to rideshare drivers in the form of a vehicle maintenance standard that includes 1) training drivers in advanced auto care for the car and 2) providing special incentives for maintaining the advanced care standard. Training for advanced auto care standard includes:

•	Avoiding body damage

•	Proper braking and speed control

•	Real-time tracking to measure speed, braking and other abrupt vehicle behavior and provide driver feedback and incentives

The program promotes a standard of maintenance and car that goes beyond the suggested criteria under the vehicle’s manual and warranty, thus maintaining fleet value.

As the Demand for short-term car rentals to rideshare drivers continues to grow, the demand for new cars that are well-maintained will continue to grow with it, as drivers seek a car presence and stability to ensure riders are satisfied with the ride experience. Without it, drivers risk their livelihood, and business success.

For more information on the Company’s operating business please visit our post-qualification Offering Circular, as amended and prepared on our post-qualification Form 1-A/A (Amendment #9), dated April 11, 2018, under the heading “Business,” which may be accessed here as the same may be updated from time to time by our future filings under Regulation A.

Item 7.	Financial Statements

The information required by this Item is set forth under the headings “Index to Consolidated Financial Statements” are contained in our Offering Circular, as amended and prepared on Form 1-A/A (Amendment #9), dated April 11, 2018, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A.

Item 8.	Exhibits

Exhibit No.	Description

EX1A-2A	Certificate of Incorporation of YayYo, Inc.

EX1A-2B	Amended and Restated Certificate of Incorporation of YayYo, Inc.

EX1A-2C	Bylaws of YayYo, Inc.

EX1A-2D	Amended and Restated Bylaws of YayYo, Inc.

EX1A-2E	Certificate of Conversion of YayYo, LLC.

EX1A-2F	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock

EX1A-4A	Form of Subscription Agreement

EX1A-6A	Form of Product Management Proposal

EX1A-6B	Form of Employment Offer

EX1A-6C	Form of 2016 Equity Incentive Plan

EX1A-6D	Form of Agreement with Chase Financing Inc.

EX1A-6E	Limited Recourse Guaranty and Pledge with X, LLC, dated January 6, 2017

EX1A-6F	Secured Convertible Note to Chase Financing Inc., dated January 6, 2017

EX1A-6G	Common Stock Purchase Agreement with X, LLC, dated January 6, 2017

EX1A-6H	Promissory Note with X, LLC, dated January 15, 2017

EX1A-6I	Form of SAFE Agreement

EX1A-6J	Form of Securities Purchase Agreement

EX1A-6K	Form of Warrant

EX1A-6L	Senior Secured Note, dated March 8, 2018

EX1A-6M	Side Agreement, dated July 15, 2017

EX1A-6N	Secured Promissory by and between Distinct Cars, LLC and McKenzie Capital Group, Inc., dated January 4, 2018

EX1A-6O	Form of Deposit Account Control Agreement

EX1A-6P	Secured Promissory Note by and between the YayYo, Inc., and Bellridge Capital, L.P., dated December 27, 2017

EX1A-6Q	Security Agreement by and between the Company and Bellridge Capital, L.P., dated December 27, 2017

EX1A-11A	Consent of AJ Robbins CPA, LLC

EX1A-12A	Amended Opinion of AJ Robbins CPA, LLC

EX1A-12B	Second Amended Opinion of AJ Robbins CPA, LLC

EX1A-13A	Opinion of CKR Law, LLP

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K/A (Amendment No. 1) to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California on April 20, 2018.

YayYo, Inc.

By:	/s/ Ramy El-Batrawi
Name:	Ramy El-Batwai
Title:	Chief Executive Officer, Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kevin Pickard	Chief Financial Officer, Director	April 20, 2018
Kevin Pickard

/s/ Laurie DiGionanni	Chief Operating Officer, Director	April 20, 2018
Laurie DiGionanni

/s/ Christopher Maglino	Director	April 20, 2018
Christopher Maglino

/s/ Harbant S. Sidhu	Director	April 20, 2018
Harbant S. Sidhu

/s/ Dave Haley	Director	April 20, 2018
Dave Haley